Exhibit 6.11

24 July 2018

Ms. Victoria Gavrilenko

Dear Victoria,

I am pleased to confirm Glucose Biosensor Systems (Greater China) Inc ("GBSGC") offer of full-time employment to you as Operations Manager, effective immediately. This letter is intended to set forth our understanding with respect to the terms of your employment. Please review it carefully. Then indicate your acceptance of these terms by signing below and returning an original to me.

During your employment you will be entitled to the following compensation and benefits:

a.       All personnel are paid on a twice-monthly basis. Your periodic gross pay will be $1,875.00, which equates to $45,000.00, on an annual basis. You will become eligible for a discretionary increase each anniversary date of your hire.

b.       You are entitled to take two (2) weeks of paid vacation during each calendar year. These vacation days will accrue throughout the year and increase with the length of your employment as detailed in the GBSGC policy manual. In addition, there will be paid days available for holiday, personal and sick time according to GBSGC policy. Based on your start date, you will earn 5 vacation for the initial 12 months.

c.       Your duties will be typical of what is expected of an Operations Manager and will include and not be limited to:

•	Responsible for overall co-ordination of all activities, within USA as well as overseas business partners and contractors.
•	Manage all prelaunch and regulatory tactical steps, ensure recruitment process and business plan are executed in accordance to plan.
•	Control employees, contractors and others to ensure effective and efficient tactical outcomes,
•	Responsible for the running of the office, facilities, correspondence & other communications
•	Assist the directors and executive team where required with logistics & co-ordination of implementation of stratgey

It is our philosophy to reward individual achievement and to strive toward positive relations with all of our employees. We believe that a free and mutually voluntary relationship is best for everyone and promotes the best environment for individual and organizational growth and accomplishment.

Consistent with this policy, this offer does not establish a definite period term for your employment. Rather, if you accept this offer, you will be an employee at will. This means that your employment at GBSGC is a totally voluntary relationship which can be terminated by you or by GBSGC any time or for any reason, with or without cause. No one is authorized to make any offer with respect to the terms of your employment which conflicts with any of the terms set forth in this letter and the accompanying agreement.

It is GBSGC’s desire to provide excellent compensation, benefits and professional opportunities to our employees. In return, we ask you to sign the enclosed agreement concerning confidential information. Please sign the agreement and return it along with the signed original of this letter. We also expect our employees to meet high standards of performance, commitment and conduct. This offer reflects our belief that you have the skills and attributes to make substantial contributions as a member of our organization.

By signing this letter, you represent and warrant to GBSGC that you are not subject to any contract, agreement, judgment, order or decree of any kind, or any restrictive agreement of any character, that restricts your ability to perform your obligations for GBSGC under this letter or that would be breached upon your performance of your duties for GBSGC under this letter.

You will work in our New York office, beginning on a mutually agreeable date,. On your first day of employment, please come prepared with two forms of identification to be used in completing some of your new employee forms. The most common forms of identification are passport, driver's license, social security card and birth certificate.

On behalf of GBSGC, I would like to take this opportunity to welcome you and wish you every success in your career. We look forward to having you with us.

Sincerely

/s/ Harry Simeonidis

President

AGREEMENT made and effective this 8th day of August , 2018 by and between Glucose Biosensor Systems (Greater China) Inc (hereinafter referred to as "GBSGC") and Victoria Gavrilenko (hereinafter referred to as the "Employee").

In consideration of GBSGC's hiring and continued hiring of Employee, Employee agrees as follows:

1.       That Employee will not at any time disclose to anyone any information disclosed by GBSGC to Employee, including but not limited to trade secrets, discoveries, ideas, concepts, knowhow, techniques, designs, specifications, drawings, maps, blueprints, diagrams, flow and other technical, financial or business information (collectively referred to as the "Confidential Information"), or utilize such confidential information for your own benefit, or for the benefit of third parties. All copy, plates, masters, memoranda, notes, records, or other documents made available to Employee by GBSGC shall be the property of GBSGC and shall be delivered to GBSGC on the completion or termination of Employee's employment or at any other time upon request. This confidentiality agreement shall not be applicable to information in the public domain or to information disclosed by GBSGC to third parties without restrictions as to confidentiality.

2.       Employee hereby gives and grants to GBSGC the right to use, publish and copyright Employee's picture, portrait and likeness in advertising and promotion of GBSGC’s services, including display on the internet. Employee further acknowledges that all photographs of Employee used and taken by GBSGC or its licensee or agent are owned by GBSGC, and GBSGC may copyright material containing such photographs. Employee therefore shall not authorize use by any third party of such a photograph or related print, negative, or other copy. Employee further agrees that GBSGC need not submit any material to Employee for approval and GBSGC shall be without liability for any distortion or illusionary effect resulting from publication of Employee's picture, portrait or likeness. Employee warrants and represents that this license does not in any way conflict with any existing commitment on his part.

3.       Employee agrees that GBSGC will be damaged irreparably if this agreement is not specifically adhered to and Employee hereby waives the defense or claim in any action or proceeding to enforce this agreement that an adequate remedy exists at law. Should any dispute arise under or in connection with this agreement, an injunction and temporary restraining order may issue restraining any action in breach hereof pending determination of the controversy. The remedy of specific enforcement of this agreement will be nonexclusive and in addition to any other remedy that GBSGC may have.

4.       You warrant and represent that you are not aware of any pre-existing medical condition that would affect or interfere with your ability to perform your duties hereunder or cause you to sustain any injury to your person in performing your duties hereunder, and should such condition exist, you have disclosed it to us in writing.

5.       If any provision contained in this agreement is hereafter determined by a court of competent jurisdiction to be unenforceable or invalid at law or in equity, the same shall not affect the remainder of this agreement. It is specifically understood and agreed between Employee and GBSGC that this agreement is to be given its fullest effect permitted by law to protect GBSGC’s interests, and any such court is hereby authorized to exercise its jurisdiction to reform such agreement to the end that Employee shall be subject to such nondisclosure and confidentiality as are reasonable under the circumstances and enforceable by GBSGC.

6.       No expiration or termination of this Agreement shall in any way diminish the obligations of the Employee hereunder, which obligations shall survive such termination or expiration.

IN WITNESS WHEREOF, Employee and GBSGC have set their signatures, binding themselves, their successors and assigns, and all are legally bound on the day and year first written above.

Employee	Glucose Biosensor Systems (Greater China) Inc

Victoria Gavrilenko	/s/ Harry Simeonidis

/s/ Victoria Gavrilenko